LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

January 11, 2011

VIA EDGAR

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Berkshire Hills Bancorp, Inc.
Registration Statement on Form S-4
Filed November 23, 2010
File No. 333-170798

Dear Mr. Clampitt:

We are in receipt of your letter dated December 16, 2010 providing comments on the referenced filing for Berkshire Hills Bancorp, Inc. (the “Company” or “Berkshire”).  Berkshire’s responses are set forth below and are keyed to the staff’s comment letter.

Proxy/Prospectus Cover Page

1.
Revise the third paragraph to inform holders that they have dissenters/appraisal rights and that to perfect them they must either vote against the merger or not send in a proxy.  Additionally, add a reference to the Q&A on page 2 and the Rights of Dissenting Stockholders on page 22.

The third paragraph of the Proxy/Prospectus Cover Page has been revised in response to the Staff’s comment.

Questions and Answers About the Merger and the Special Meeting

Are Rome Bancorp, Inc. stockholders entitled to dissenters’ rights?  Page 2

Mr. Michael Clampitt
January 11, 2011

2.
Revise (1) to provide the address and the specific information that must be included, and (2) to substitute the current language with something similar to “either return a proxy voting against the merger or not return the proxy”.

The relevant disclosure has been revised on page 2 in response to the Staff’s comment.

Summary

Interests of Certain Persons in the Merger…page 7

3.	Revise the first paragraph in this section to disclose the aggregate dollar amount of these interests and also disclose in the second paragraph on page 52 under the same section.

The “Summary—Interest of Certain Persons in the Merger” on page 8 and “The Merger—Interests of Certain Persons that are Different from Yours” on page 65 have been revised in response to the Staff’s comment.

Rights of Dissenting Stockholders, page 22

4.	Please restate the date of the special meeting in this section.

The “Rights of Dissenting Stockholders’” disclosure has been revised on page 35 in response to Staff’s comment.

Description of the Merger

Background of the Merger, page 26

5.
We note your disclosure on page 30 that based on your due diligence review of Rome Bancorp, you reduced your proposed offering price from $11.25 per share to $10.75 per share.  Please briefly describe your reasons for reducing your offering price.

The “—Background of the Merger” has been revised on page 42 in response to the Staff’s comment.

6.	Please discuss why the fixed exchange ratio was decreased from 0.5921 to 0.5658.

The “—Background of the Merger” has been revised on page 43 in response to the Staff’s comment.

Mr. Michael Clampitt
January 11, 2011

7.	Supplementally, please provide the Staff with the presentation materials discussed on page 31.

The Staff will be provided the following documents on a supplemental and confidential basis:  (i) Sandler O’Neill & Partners, L.P. Discussion Materials Prepared for the Board of Rome Savings Bank, October 1, 2010; (ii) Sandler O’Neill & Partners, L.P. Fairness Opinion Materials, dated October 8, 2010; and (iii) Stifel Nicolaus Weisel Presentation to the Berkshire Hills Bancorp, Inc. Board of Directors, October 4, 2010.

Reasons for the Merger; Recommendation of the Rome Bancorp, Inc. Board of Directors, page 32

8.	Please add a bullet to your list on page 36 discussing the consideration, if any, that the board gave to dissenting shareholders and potential litigation.

The “Description of the Merger—Recommendation of the Rome Bancorp, Inc.’s Board of Directors” has been revised on page 48.

Litigation Related to the Merger, page 64

9.	We note your disclosure that the lawsuits are in the preliminary stages. Please provide more detail with respect to the status of the lawsuits and update your disclosure as appropriate.

The “Description of the Merger—Litigation Related to the Merger” has been updated on page 78.

*  *  *  *

Mr. Michael Clampitt
January 11, 2011

The Company duly acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

Very truly yours,

/s/ Marc Levy
Marc Levy

cc:	Gordon Prescott, Berkshire Hills Bancorp, Inc.
Lawrence Spacassi, Esq.
Matthew Dyckman, Esq.
Erin Magnor, Securities and Exchange Commission